ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM	Exhibit I	(9)

August 6, 2010

MML Series Investment Fund

1295 State Street

Springfield, MA 01111

Ladies and Gentlemen:

We are furnishing this opinion in connection with the filing of Post-Effective Amendment No. 77 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, by MML Series Investment Fund (the “Trust”) for the registration of an indefinite number of Class II and Service Class I shares of beneficial interest (the “Shares”) of the Trust’s MML PIMCO Total Return Fund and MML Fundamental Value Fund (each, a “Fund” and collectively, the “Funds”).

We are familiar with the actions taken by the Trust’s Board of Trustees to authorize the issuance of the Shares. We have examined copies of the votes of the Trust’s Board of Trustees, the Trust’s Agreement and Declaration of Trust, as amended and restated (the “Agreement and Declaration of Trust”), and By-Laws, as amended and restated, each as certified to us by the Secretary of the Trust. We have also examined such other documents as we have considered necessary for the purpose of this opinion.

We assume that, upon sale of the Shares, the Trust will receive the net asset value thereof.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts; and

2.	The Trust is authorized to issue an unlimited number of Class II and Service Class I Shares of each Fund and when such Shares have been duly issued and sold, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate, or undertaking made or issued by the Trustees or by any officer or officers of the Trust. The Agreement and Declaration of Trust provides for

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allocation of the assets and liabilities of the Trust among its portfolio series, and further provides that in case any shareholder or former shareholder shall be held to be personally liable solely by reason of his or her being or having been a shareholder and not because of his or her agreements, acts, or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representatives or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability, but only out of the assets of the particular series of shares of which he or she is or was a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ ROPES & GRAY LLP

Ropes & Gray LLP